[CONSUMAT LOGO]

Simply Better...By Design



                        1995 Annual Report

TO OUR SHAREHOLDERS:

   The top priority of Consumat Systems' management for 1995 was to attract capital to strengthen the Company's financial position and to provide the resources vital to its future success. Although the Company had operated profitably for the last two quarters of 1994 and continued to operate profitably during 1995, the possibility of litigation related to discontinued operations concerned potential investors.

   As a result of this situation, on October 6, 1995, the Company filed for protection under Chapter 11 of the United States Bankruptcy Code. The bankruptcy filing was precipitated by a continuing working capital deficiency and protracted litigation related to the 1994 sale of the stock in the Company's landfill subsidiary in New Hampshire.

   The Company negotiated an agreement with Sirrom Capital Corporation (Sirrom) to provide "debtor in possession" financing during the bankruptcy proceeding and to provide post bankruptcy working capital. The Bankruptcy Court confirmed Consumat Systems' reorganization plan on February 28, 1996 and the plan became effective on March 12, 1996. The Company operated profitably during 1995 despite inadequate working capital and significant professional fees associated with litigation and the bankruptcy proceeding. Net income was $89,238 on revenues of $4,399,309. Subsequently, the Company reported a profitable First Quarter of 1996, its seventh consecutive quarter of profitable operations. The Sirrom loans have provided the Company with working capital to improve its operations and to increase its sales and marketing efforts. While uncertainties related to governmental regulations continue to limit sales potential in the United States, sales opportunities in other countries are increasing and special emphasis will be placed on international sales in 1996. Management's top priority in 1996 is to strengthen and expand its sales and marketing capability which is essential to the Company's future.

   To the shareholders, employees, customers and suppliers who supported us through the difficulties of 1995, we express our sincere appreciation. Your support helped make a New Beginning possible, providing us an opportunity to work together for future success.

                                        /s/ ROBERT L. MASSEY
                                        Robert L. Massey
                                        CHAIRMAN OF THE BOARD,
                                        PRESIDENT & CEO

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

     FINANCIAL CONDITION Consumat Systems, Inc., now known as Reorganized Consumat Systems, Inc. (the Company) ended fiscal year 1995 operating as a debtor-in-possession in its Chapter 11 bankruptcy proceeding. The Company's Chapter 11 reorganization plan was confirmed on February 28, 1996, and the Effective Date of the Plan was March 12, 1996. As is detailed further in Note 3 to the Audited Consolidated Financial Statements the Company accounted for its reorganization using fresh start reporting. This reporting allowed the Company to eliminate the retained deficit of the Company as of the Effective Date and to restate the balance sheet at that time.

     The effect of this reporting allowed the Company to emerge from its Chapter 11 bankruptcy proceeding in a financial position stronger than its financial position prior to the commencement of its Chapter 11 bankruptcy proceeding.

     In addition, the Company was able to obtain a loan in the amount of $1,500,000 from Sirrom Capital Corporation. The loan proceeds, received both during and subsequent to the Chapter 11 bankruptcy proceeding, were used to provide working capital for operations and to consummate the Plan.

     The effects of the consummation of the Plan and the fresh-start reporting allows the Company to emerge from its Chapter 11 bankruptcy proceeding with a working capital surplus of approximately $1,074,000 and a net capital surplus of $1,010,000.

     This stronger financial position should allow the Company to improve its operations and to improve its credit worthiness and stature with both vendors and potential customers.

     RESULTS OF OPERATIONS An increase in revenues, an improved gross margin on the core manufacturing operation, and the further reduction of general and administrative expenses allowed the Company to generate income from operations in 1995.

     In 1995, the Company had income from continuing operations of $89,238, as compared with a loss from continuing operations of $356,756 in 1994. The 1995 results are based on revenues of $4,399,309, as compared to 1994 revenues of $4,310,143. In 1994, the Company reported income of $1,183,071, which income was principally the result of the gains on the Company's sale of the stock of its wholly-owned subsidiary, Consumat Sanco, Inc.

  RESULTS OF OPERATIONS -- 1995 COMPARED WITH 1994

     REVENUES Total revenues from continuing operation increased 2.1%, from $4.3 million in 1994 to $4.4 million in 1995 primarily due to increased manufacturing revenues.

     GROSS MARGINS Gross margins increased to 26.2% in 1995 compared to 20.5% in 1994 principally due to greater cost control and the effects of cost reductions from previous years.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses decreased by $3,900 as the result of significant cost reductions in previous years.

     INTEREST EXPENSE Interest expenses for 1995 decreased by 58.8% as the effects of the debt settled from the sale of the Sanco stock in 1994 took its full effect.

     BACKLOG The Company manufactures only pursuant to purchase orders or contracts. At December 31, 1995, the Company had backlog of $3,155,000. Backlog levels indicate the expected near-term manufacturing and related sales. Total backlog as of December 31, 1995, is expected to be filled during the first six months of 1996. Obtaining more orders is essential to maintaining manufacturing operations at levels necessary to permit continued operations.

     Since the Company's sales are generally composed of a relatively small number of large contracts, backlog levels have varied widely. Backlog levels are not necessarily indicative of the continued success or failure of the Company in obtaining further orders. Economic circumstances as they relate to capital expenditures in general and sales negotiations in progress are a better indicator for probable new business.

     GOVERNMENTAL REGULATION Tighter government regulations on incineration in some cases work in the Company's favor because the Company generally uses the latest technology developed by the Company and others. However, the Company has experienced and may experience in the future significant periods of inactivity in the industry because of significant pending legislation. Potential customers of the Company's products tend to delay purchases when significant environmental regulations or legislation are proposed or known to be under consideration in order to assure that any equipment purchased will satisfy all government regulations.

     Many waste processing entities have experienced some public opposition. Public opposition to waste processing is usually localized to the site where the processing will occur and is focused on the location of the facility.

     BONDING In the Company's principal business of manufacturing controlled air incineration systems, supply bonds may be required. Bonds and retainage are used to protect the customer in the event of non-delivery. The Company at various times in the past has arranged surety bonds through certain affiliated entities and others who have demonstrated an interest and capability to bond projects for the Company. The Company will be required to seek outside help for bonding as long as its capital remains limited and will seek such help from affiliated entities and others as long as management believes it is in the best interests of the Company and its shareholders. The Company's limited bonding capacity may hinder its development of major projects.

     INFLATION It is the Company's policy to increase sales prices as costs increase over time. The Company also attempts to offset these increases with efficiencies which allow the Company to be more competitive. Inflation affects inventories, labor and services throughout the Company.

     IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS The Financial Accounting Standards Board has issued several standards which the Company will adopt in future years. As discussed in Note 21 to the Audited Consolidated Financial Statements, management does not currently expect the adoption of the standards to affect materially the Company's financial condition.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     As previously reported, the Board of Directors of the Company accepted the resignation of Coopers & Lybrand as the Company's auditors effective December 1, 1994. Effective December 1, 1994, the Board of Directors approved the engagement of Parham, P.C. as independent auditors of the Company for the fiscal years ended December 31, 1995, and December 31, 1994. The shareholders of the Company ratified the Company's engagement of Parham, P.C., at the Company's annual meeting held on June 14, 1995.

     The financial statements of the Company include the audit report of Parham, P.C., on the financial statements of the fiscal years ended December 31, 1995, and December 31, 1994.

     Parham, P.C.'s report on the financial statements of the Company for the years ended December 31, 1995, and December 31, 1994, did not contain an adverse opinion, disclaimer of opinion or a qualification or modification as to certainty, audit scope or accounting principals, except that the report contained an explanatory paragraph which questioned the ability of the Company to continue as a going concern.

     There were no disagreements between the Company and Parham, P.C., on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Parham, P.C., would have caused Parham, P.C. to make reference to the subject matter of the disagreement(s) in connection with its reports, and there have been no "reportable events" during such period as such term is defined in Item 304(a) of Regulation S-B promulgated by the Securities and Exchange Commission.

     The Company furnished Parham, P.C., with a copy of the disclosure contained in this Form 10-KSB, and advised Parham, P.C., that if it believed that the statements made by the Company in response to Item 304(a) of Regulation S-B were incomplete or incorrect, the accountant could present its views in a brief statement to be included in this Form 10-KSB. Parham, P.C., did not submit such statement of views to the Company.

       Reorganized Consumat Systems, Inc.
       (Previously Consumat Systems, Inc. and Subsidiaries -- Debtor in Possession)
       AUDITED CONSOLIDATED BALANCE SHEET
       December 31, 1995

ASSETS
Current assets:
  Cash and cash equivalents                                                                        $    138,748
  Accounts receivable (net of allowance for doubtful accounts of $10,000)                               528,213
  Inventories                                                                                           222,652
  Prepaid expenses and other                                                                             87,201
       Total Current Assets                                                                             976,814
  Property, plant and equipment, at cost, net of accumulated depreciation and amortization              630,624
  Notes receivable from officer                                                                          38,000
  Debt issuance costs, net of accumulated amortization                                                   27,244
                                                                                                   $  1,672,682
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

LIABILITIES
Current liabilities
  Accounts payable                                                                                 $     56,121
  Customer deposits                                                                                      50,719
  Accrued contract and warranty expense                                                                  90,856
  Other accrued expense                                                                                 215,836
  Current portion of indebtedness                                                                        64,611
       Total Current Liabilities                                                                        478,143
Indebtedness
  Senior debt                                                                                           500,000
  Capitalized lease obligation less current portion                                                     576,750
  Liabilities subject to compromise                                                                     743,862
       Total Indebtedness                                                                             1,820,612

STOCKHOLDERS' EQUITY (DEFICIT)
  Common stock, $3 par value: authorized 3,333,333 shares: issued 1,564,699                           4,694,097
  Capital in excess of par value                                                                      5,208,958
  Retained earnings (deficit)                                                                       (10,529,128)
       Total Stockholders' Equity (Deficit)                                                            (626,073)
                                                                                                   $  1,672,682

SEE ACCOMPANYING NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS.

Reorganized Consumat Systems, Inc.
(Previously Consumat Systems, Inc. and Subsidiaries -- Debtor in Possession) AUDITED CONSOLIDATED STATEMENTS OF COMMON STOCK, CAPITAL IN EXCESS OF
PAR VALUE, AND RETAINED EARNINGS (DEFICIT)
December 31, 1995 and 1994

                                                     Common Stock
                                               Number               $3             Capital in           Retained
                                                 of                Par             Excess of            Earnings
                                               Shares             Value            Par Value           (Deficit)
Balance at December 31, 1993                  1,094,539         $3,283,618         $4,927,747         ($11,801,437)
  Approval of MWA reorganization                450,793          1,352,378            332,687
  Net income for 1995                                                                                    1,183,071
  Compensatory stock issued                      12,500             37,500            (32,875)                   0
Balance at December 31, 1995                  1,557,832          4,673,496          5,227,559          (10,618,366)
  Adjustment for Stock conversion                  (133)              (399)               399
  Net income for 1995                                                                                       89,238
  Compensatory stock issued                       7,000             21,000            (19,000)                   0
Balance at December 31, 1995                  1,564,699         $4,694,097         $5,208,958         ($10,529,128)

SEE ACCOMPANYING NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS.

Reorganized Consumat Systems, Inc.
(Previously Consumat Systems, Inc. and Subsidiaries -- Debtor in Possession) AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 1995 and 1994

                                                                                                         1995           1994
Revenues                                                                                              $4,399,309     $4,310,143
Costs of goods sold                                                                                    3,246,326      3,425,344
Gross Profit                                                                                           1,152,983        884,799
Selling, general and administrative expenses                                                             992,110        995,976
Operating Income (Loss)                                                                                  160,873       (111,177)
Other income (expense):
  Investment income                                                                                        5,264          3,978
  Interest expense                                                                                      (107,217)      (260,669)
  Other                                                                                                   30,318         11,112
                                                                                                         (71,635)      (245,579)
Income (loss) from continuing operations                                                                  89,238       (356,756)
Discontinued operations:
  Gain on the sale of net assets, net of income taxes $183,468 -- 1994                                        --        356,145
  Income from discontinued operations, net of income taxes of $91,186 -- 1994                                 --        177,009
Income from discontinued operations                                                                           --        533,154
Income before extraordinary gain                                                                          89,238        176,398
Extraordinary gain on extinguishment of debt, net of taxes $248,886 -- 1994                                   --        483,133
Income tax benefit due to loss carryforward                                                                   --        523,540
Net income                                                                                            $   89,238     $1,183,071
Earnings per share:
  Income (loss) from continuing operations                                                            $     0.06     $    (0.23)
  Income from discontinued operations                                                                 $       --     $     0.34
  Extraordinary gain on extinguishment of debt                                                        $       --     $     0.31
  Income tax benefit due to loss carryforward                                                         $       --     $     0.34
  Net income                                                                                          $     0.06     $     0.76

SEE ACCOMPANYING NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS.

Reorganized Consumat Systems, Inc.
(Previously Consumat Systems, Inc. and Subsidiaries -- Debtor in Possession) AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 1995 and 1994

                                                                                                    1995             1994
Cash flows from operating activities:
  Net income (loss) from continuing operations                                                    $  89,238       $  (356,756)
Adjustments to reconcile net income (loss) to net cash used by operating activities:
  Depreciation and amortization                                                                     131,759           168,201
  Noncash compensation costs                                                                          2,000             4,625
  Income tax benefit due to loss carryforward                                                            --           523,540
Changes in operating assets and liabilities, net of noncash transactions:
  Accounts receivable                                                                              (283,893)          581,091
  Inventories                                                                                         4,064            17,202
  Prepaid expenses and other                                                                         17,767            83,563
  Accounts payable                                                                                 (243,666)       (1,428,313)
  Customer deposits                                                                                      --           (29,659)
  Accrued contract and warranty expenses                                                           (314,115)         (503,943)
  Other accrued expenses                                                                             (8,625)          (29,173)
Net cash used in operating activities of continuing operations                                     (605,471)         (969,622)
Operating cash flows from reorganized items -- Liabilities subject to compromise:
  Accounts payable                                                                                   76,857
  Accrued professional fees                                                                          30,000
  Accrued interest                                                                                   49,210
  Accrued contract and warranty expenses                                                            132,722                --
                                                                                                    288,789                --
Net cash provided by operating activities of discontinued operations                                     --           689,279
Net cash used in total operating activities                                                        (316,682)         (280,343)
Cash flows from investing activities:
  Proceeds of sale of common stock of Sanco                                                              --         3,502,180
Net cash provided by investing activities of continuing operations                                       --         3,502,180
Net cash used in investing activities of discontinued operations                                         --          (920,663)
Net cash used in total investing activities                                                              --         2,581,517
Cash flows from financing activities:
  Net borrowings under Senior Debt (post petition)                                                  471,818
  Repayment on note payable to stockholder                                                               --        (1,890,000)
  Early extinguishment of debt                                                                           --          (483,133)
  Proceeds from borrowings                                                                                              4,048
  Repayments on borrowings                                                                          (20,359)          (80,471)
  Repayments on capital lease obligation                                                            (55,212)               --
Net cash provided by (used in) financing activities of continuing operations                        396,247        (2,449,556)
Net cash provided by financing activities of discontinued operations                                     --           161,927
Net cash provided by (used in) total financing activities                                           396,247        (2,287,629)
Net increase in cash and cash equivalents                                                            79,565            13,545
Cash and cash equivalents at beginning of year                                                       59,183            45,638
Cash and cash equivalents at end of year                                                          $ 138,748       $    59,183
Supplemental disclosure of cash paid for:
  Interest                                                                                        $  84,880       $    83,586
  Income taxes                                                                                           --                --

SEE ACCOMPANYING NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS.

Consumat Systems, Inc.
NOTES TO AUDITED CONSOLIDATED
FINANCIAL STATEMENTS

Note 1: Organization and Basis of Presentation

     Reorganized Consumat Systems, Inc. (the "Company"), incorporated in 1960, manufactures and sells incineration systems comprised of multiple modular components and individual units of waste disposal equipment. The Company ended 1995 operating as a Debtor-In-Possession in its Chapter 11 bankruptcy proceedings. Second Amended Plan of Reorganization ("The Plan") was confirmed on February 28, 1996 and the Effective Date of the Plan was March 12, 1996. The Company accounted for its reorganization using fresh start reporting (See Note
3). In accordance with the Plan, the articles of incorporation and bylaws of the Company were amended and restated effective on the Effective Date, to (a) prohibit the issuance of nonvoting equity securities in accordance with Section 1123(a)(6) of the Bankruptcy Code, (b) change the name of the Company to Reorganized Consumat Systems, Inc. and (c) effectuate the provisions of the Plan.

     The Company sold it's wholly owned subsidiary, Consumat Sanco Inc. ("Sanco"), on July 13, 1994, which owned and operated a permitted landfill and, accordingly, has reported the Sanco transactions as discontinued operations for 1994. (See Note 20).

     All significant intercompany balances and transactions have been eliminated.

Note 2: Summary of Significant Accounting Policies

CONTINUING OPERATIONS

     CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid unrestricted investments with an original maturity of three months or less when acquired to be cash equivalents.

     INVENTORIES -- Inventories are stated at the lower of cost (first-in, first-out) or market.

PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment is depreciated using the straight-line method over estimated useful lives as follows:

                                                          Years
Land improvements                                          5 -- 35
Buildings                                                 10 -- 40
Machinery and equipment                                    3 -- 20

     The costs of major renewals and replacements are capitalized while the costs of maintenance and repairs are charged to operations as incurred. Such repairs and maintenance costs approximated $12,000 for 1995 and 1994. When properties are sold or retired, their costs and the related accumulated depreciation are removed from the accounts and the gains or losses are reflected in operations.

     REVENUE RECOGNITION -- Waste systems are manufactured under customer contracts which provide for the manufacture and delivery of modular units comprising the system. Revenue is recognized on these systems using the percentage of completion method. The percentage of completion is based primarily on contract manufacturing costs incurred to date compared with total estimated manufacturing costs. Changes in estimated contract costs and anticipated contract losses, if any, are recognized in the period they are determined. Recognized revenues in excess of billings are included in accounts receivable. Billings in excess of recognized revenue are deferred and included in accrued contract and warranty expenses.

     COST OF OPERATIONS -- Cost of goods sold includes manufacturing, engineering and field service costs. The Company accrues estimated warranty and other costs related to completed contracts.

     INCOME TAXES -- The Company accounts for income taxes using the liability method. The liability method provides that deferred tax assets and liabilities are recorded based on the difference between the tax return basis of assets and liabilities and their corresponding amounts for financial reporting purposes. See Note 16.

     EARNINGS (LOSS) PER COMMON SHARE -- Earnings (loss) per common share are computed based on the weighted average number of common and common equivalent shares outstanding during the year to the extent the equivalents have a dilutive effect on earnings per common share. The number of shares used in computing primary earnings per share was 1,560,348 in 1995 and 1,552,033 in 1994. All shares and per-share amounts reflect the effect of the one-for-three reverse stock split which occurred on December 30, 1992 (See Note 14). Fully diluted earnings per share are the same as the amounts presented.

DISCONTINUED OPERATIONS

     PROPERTY, PLANT AND EQUIPMENT -- The cost of the landfill was being amortized using a units-of-fill method. Sanco capitalized interest and labor as elements of the costs of constructing the landfill.

     REVENUE RECOGNITION -- Revenues from landfill operations were recognized when materials were received at the facility.

     CLOSURE AND POST CLOSURE MAINTENANCE -- The future estimated costs of closing and post-closure monitoring of the landfill were accrued as materials were received, based on the estimated capacity of the landfill.

Note 3: Reorganization under Chapter 11

     On October 6, 1995, the Company filed a petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia, Richmond Division. Under Chapter 11, certain claims of the Debtor in existence prior to the filing of the petition are stayed while the Debtor continues business operations as Debtor-In-Possession ("DIP"). These claims are reflected in the December 31, 1995 balance sheet as "liabilities subject to compromise".

     The Debtor received approval from the Bankruptcy Court ("the Court") on October 26, 1995 to incur up to $500,000 in Debtor-In-Possession financing during the Bankruptcy proceeding. This debt is recorded as "Senior debt" in the December 31, 1995 balance sheet. Subsequent to the balance sheet date, the Court approved an additional $500,000 in DIP financing, which was received in January 1996.

     On February 28, 1996, the Court confirmed the Company's Second Amended Plan of Reorganization, with Modifications. The Effective Date of the confirmed plan was March 12, 1996 ("Effective Date").

     The confirmed plan provided for the following:

     SECURED DEBT -- The secured debts of AFCO, $33,679 and Air Pollution Control Products, Inc. ("APC"), $132,722 were assumed on March 12, 1996. Regarding the secured debt to Lighthouse Investments, LLC, $213,673 as of March 12, 1996, was issued a new note in the amount of $192,306. The terms of the note are as follows: March 31, 1996 -- $18,695 payment of interest and principal for the period March 12, 1996 to March 31, 1996 and eleven (11) equal quarterly payments of $18,358 beginning June 30, 1996. A note was issued to Sirron Capital Corporation in the amount of $21,367, 10% interest, payable as follows: March 31, 1996, $2,077 of principal and interest for the period March 12, 1996 to March 31, 1996 and eleven (11) quarterly installments of $2,040 beginning June 30, 1996.

     TAX AND OTHER PRIORITY CLAIMS -- All Tax and Other Priority Claims, totaling $24,984 were paid on the Effective Date.

     UNSECURED TRADE CLAIMANTS -- The holders of all trade claims, totaling $82,559 were paid fifty percent (50%) of their claim on the Effective Date.

     UNSECURED MISCELLANEOUS CLAIMANTS -- The holders of all other miscellaneous claims were paid twenty-five percent of their claim in cash and received a pro-rata share of 150,000 shares (14.85%) of the common stock in the reorganized company. The total of the Allowed Unsecured Miscellaneous Claims included approximately $309,000 of recorded liabilities and approximately $615,000 of previously contingent liabilities.

     COMMON STOCK -- The holders of approximately 1,565,000 outstanding shares of the Company's existing common stock received, in exchange for their shares, 500,000 shares or 49.5% of the shares in the reorganized company.

     As a result of adopting fresh-start reporting, the Company recorded reorganization value in excess of amounts allocable to identifiable assets of approximately $1,398,000 as of the Effective date. This intangible asset will be amortized on a straight-line method over a twenty year period. The following tables (Table I and Table II) summarize the recovery of the various classes of debt under the plan as confirmed and the effects of the plan and the adoption of fresh-start reporting on the company's balance sheet as of the Effective Date March 12, 1996.

Note 4: Contract Settlement

     During the fourth quarter of 1991, the Company and its subsidiary, Consumat Medical Services, Inc., reached a settlement agreement with Medical Waste Associates of Baltimore, Maryland ("MWA"), whereby the Company issued 450,793 shares of its common stock (the "Shares") to MWA and another party and transferred to MWA all assets and rights related to a medical waste facility in Baltimore, Maryland, that the Company had contracted to build and operate for MWA.

     Under certain circumstances, however, claims against the Company by MWA or others might have been made notwithstanding such settlement. In June, 1994, MWA filed for protection under Chapter 11 of the Bankruptcy Code. In December, 1994, MWA's plan for reorganization was approved and finalized by the Bankruptcy Court. As part of the plan, the Company was released and all claimants permanently enjoined from making any claim now or in the future. Therefore any claims which might have been made regarding the Baltimore project have been extinguished.

Note 5: Related-Party Transactions

     Prior to November 19, 1991, the Company was 54%-owned by Environmental Systems Company ("ENSCO"), which, until its acquisition in 1992 by Brambles International, was a publicly owned company, located in Little Rock, Arkansas. On November 19, 1991, the Company issued 367,460 shares to MWA as part of the settlement of its contract to construct and operate a medical waste facility in Baltimore, Maryland (see Note 4). In the 1994 Bankruptcy of MWA, the stock was distributed to Yankee Engineering, Inc. and Gill-Simpson Company as partial settlement for their claims. At December 31, 1995, ENSCO and Yankee owned 36% and 19%, respectively, of the Company's common stock.

     During 1989, the Company issued 11% demand notes totaling $2,000,000 to ENSCO which were collateralized by the common stock of Consumat Sanco, Inc. The proceeds from these borrowings were used to repay the Company's $2,000,000 bank line of credit that was due on October 1, 1989. Interest expense incurred on the ENSCO notes was $110,000, (see Note 3, included in the unsecured miscellaneous debt) for the period January 1, 1994 through the date of sale, and $220,000 for 1993. Accrued interest payable to ENSCO totaled $12,923 (see Note 3 included in the unsecured miscellaneous debt) at December 31, 1995.

     During 1993, the Company issued a 10% note in the amount of $170,000 to Lighthouse Investments LLC, a limited liability corporation which is principally owned by several of the Company's dealers, including two of its directors. The balance outstanding was $174,048 (see Note 3) as of December 31, 1995. Accrued interest as of December 31, 1995 amounted to $36,288. The proceeds were used as operating funds. The note is collateralized by the intellectual properties of the Company.

Note 6: Accounts Receivable and Contract Costs

     Accounts receivable consist of the following as of December 31, 1995:

Billed accounts receivable
  (net of allowance for doubtful accounts)            $293,853
Revenue recognized in excess of billings               234,360
                                                      $528,213

     Recognized revenues for uncompleted contracts totaled $2,551,630 and $3,377,823 at December 31, 1995 and 1994, respectively and progress billings on these contracts totaled $2,521,228 and $4,385,827 at December 31, 1995 and 1994, respectively. As described in Note 10, billings in excess of recognized revenues totaled $223,525 at December 31, 1995.

     The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Significant concentrations of accounts receivable for continuing operations are as follows at December 31, 1995:

Equipment distributors located
  throughout the United States                        $250,092
Equipment distributors located
  outside the United States                            278,121

Note 7: Inventories

     Inventories consist of the following at December 31, 1995:

Raw materials                                         $204,509
Work in process                                         18,143
Total                                                 $222,652

Note 8: Property, Plant and Equipment

     Property, plant and equipment consist of the following at December 31, 1995:

Land improvements                                    $ 148,008
Buildings                                            1,411,751
Machinery and equipment                              2,159,486
                                                     3,719,245
Less accumulated depreciation
  and amortization                                   3,246,817
                                                       472,428
Land                                                   158,196
                                                     $ 630,624

     Depreciation and amortization expense on property, plant and equipment was $130,820 and $167,320 for 1995 and 1994, respectively. See Note 12 regarding the sale and leaseback of the Company's manufacturing facility in 1992.
Note 9: Notes Receivable From Officer

     The Company provided an interest free loan to one officer in conjunction with his employment contract. The loan is to be repaid out of bonuses during the officer's employment or one year thereafter.

Note 10: Accrued Contract and Warranty Expense

     Accrued contract and warranty expense includes billings in excess of recognized revenues on long-term manufacturing contracts of $223,525 at December 31, 1995.

Note 11: Long-Term Debt

     Long-term debt consists of the following as of December 31, 1995:

Long term debt                                        $171,025
Less current maturities                                 83,108
                                                      $ 87,917

     Long-term debt at December 31, 1995 consisted of an installment note and other deferred payment arrangements bearing interest at rates of 5.1% to 9% per annum, payable through 1997. No interest was capitalized by the Company's continuing operations for 1995. Interest expensed by the Company's continuing operations amounted to $107,217 and $260,669 for 1995 and 1994, respectively.

Note 12: Capital Lease Obligation

     The Company sold its manufacturing facility for $800,000 on July 1, 1992 in a sale-leaseback transaction. The book value of the land and buildings exceeded the net sales proceeds and the Company has recognized a loss of $495,706. The lease has an initial term of 10 years with two five-year renewal options. Beginning July 1995, the Company can repurchase the property for an approximate price of $875,000, increasing annually thereafter to approximately $1,044,000 in 2002.

     Pursuant to the lease, the Company pays monthly rent, property taxes, insurance, repairs and other executory costs related to the property. The lease meets the criteria for a capital lease and has been recorded in the accompanying financial statements.

     Minimum lease payments for the five years subsequent to 1995 and in the aggregate are:

                1996                    $ 124,224
                1997                      127,948
                1998                      131,790
                1999                      135,740
                2000                      139,812
             Thereafter                   217,075
                                          876,589
Less amount representing interest         235,227
Present value of net minimum
  lease payments                          641,362
Less current maturities                    64,612
Amount due after one year               $ 576,750

Note 13: Senior Debt

     During the Bankruptcy proceedings and approved by the Court, the Company incurred Senior Debt in the amount of

$500,000 as of December 31, 1995. The debt is at an interest rate of 14%. The interest is payable monthly in arrears. The principal is due in a balloon payment in 2000. Additionally, the Company has borrowed $500,000 in January 1996 and $500,000 in March 1996 in Senior Debt, interest payable monthly in arrears and the principal due in balloon payments in 2001. The lender was granted a stock purchase warrant to purchase up to 475,000 shares in the reorganized company.

Note 14: Capital Stock and Related Matters

     The Board of Directors is authorized to issue, in one or more series, up to 1,000,000 shares of preferred stock once the Board has designated the relative rights and preferences of such stock and filed documents with the state. At December 31, 1995 no shares of preferred stock were issued or outstanding.

     On September 30, 1992, the Company's Board of Directors approved a one-for-three reverse stock split. This action was subsequently ratified at a meeting of the Company's stockholders on December 30, 1992. All share and per-share data in the accompanying financial statements have been restated to give effect to the reverse stock split.

     The Company issued 7,000 and 12,500 shares of common stock during 1995 and 1994, respectively, to persons as compensation for their services as outside directors.

     As of the Effective Date equity interest consisting of options, warrants and other agreements requiring the issuance of equity interests of the Company are disallowed and canceled under the Plan. Thus the following outstanding warrants as of December 31, 1995 are canceled.

     In connection with the sale and leaseback of its manufacturing facility (See Note 12), the Company issued a warrant to purchase 33,333 shares of its common stock at $2.25 per share. The warrant expires on July 1, 2002. No value was assigned by the Company to the warrant.

Note 15: Common Stock Options

     As of the Effective Date equity interest consisting of options, warrants and other agreements requiring the issuance of equity interests of the Company are disallowed and canceled under the Plan. Thus the following outstanding common stock options as of December 31, 1995 are canceled.

     On October 21, 1993, the stockholders approved the 1993 Employee Stock Option Plan and the Non-employee Directors' Stock Option Plan, each of which reserves 200,000 shares of the Company's common stock for issuance upon the exercise of options granted pursuant to the plans. At December 31, 1995 there were outstanding options for the purchase of 150,000 shares at prices ranging from $0.375 to $0.9375 per share. No further options will be granted under the Company's previous plans and all previously outstanding options were canceled or expired during 1993.

     On July 23, 1992, the Company entered into a stock option agreement with a consulting firm assisting in the Company's restructuring plans as part of the consideration for services rendered. Under the terms of the agreement, options to purchase a total of 65,333 shares of the Company's common stock were granted over a period of several months with all options available for exercise on October 1, 1992 and expiring on July 23, 1997. The Company recorded an expense of $83,000 in 1992 for the excess of the fair value of the common stock over the exercise price.

Note 16: Income Taxes

     Effective January 1, 1993, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes," which requires the liability method of accounting similar to the method previously used by the Company under FASB Statement No. 96.

     At December 31, 1995, the Company had net operating loss carryforwards of approximately $8,750,000 for both financial statement and tax return purposes, which expire in the years 1996 to 2007. Due to certain ownership changes in 1992, the use of these net operating losses prior to 1993 are limited to approximately $250,000 per year in future years. The difference between the net operating loss carryforward for financial statement and tax return purposes results principally from the use of accelerated depreciation methods for tax return purposes and financial statement provisions for accrued contract, warranty and bad debt expenses which do not enter into the determination of taxable income until actually paid or incurred.

Note 17: Major Customers

     Air Pollution Control Products, Inc., accounted for approximately 25% and 65% of the Company's revenues from continuing operations for 1995 and 1994, respectively.

Note 18: Employee Benefit Plans and Employment Contracts

     The Company has employment contracts with certain of its executive officers and other management personnel. Under the terms of such agreements, severance payments would become payable in the event of specified terminations. The maximum contingent liability of the Company pursuant to all such agreements was approximately $427,500 at December 31, 1995.

Note 19: Change in Estimates and Fourth Quarter Adjustments

     As disclosed in Note 2, changes in estimated contract costs are recognized in the period they are determined. Income from continuing operations for 1994 decreased by approximately $7,000 due to a change in estimated contracts.

Note 20: Sale of and Discontinued Operations of Consumat Sanco, Inc.

     On July 13, 1994, the Company completed the sale of its landfill operation through the sale of the stock of the Company's subsidiary, Consumat Sanco, Inc. (SANCO).

     The sale generated $3,050,000, consisting of cash and notes receivable, and the entire proceeds of the sale were used to satisfy existing debts of the Company. The Company recognized a gain on this sale of $539,613 less tax effect of

$183,468 which represented the present value of the proceeds received in excess of the Company's basis in this asset.

     ENSCO agreed to accept a portion of the proceeds as total satisfaction of its claims against the Company except for a new note for $110,000 due in July, 1995. Additionally, an agreement was reached with certain of the Company's unsecured creditors whereby those creditors agreed to accept the balance of the sale proceeds, consisting of two promissory notes, in exchange for the total releases of their outstanding claims. Therefore, at this time the company has no further interest in such proceeds. The agreement was approved by 100% of these creditors who represented approximately, $1,285,000 of accounts and notes payable plus related accrued interest.

     The above debt forgiveness resulted in a gain of $732,019 less tax effect of $248,886.

     Sanco's results of operations have been presented as discontinued operations; its revenues and income have been excluded from continuing operations. Summary results of Sanco's operations are as follows:

                                            January 1-July 13
                                                  1994
Revenues                                       $ 2,739,972
Gross profit                                       844,997
Income tax                                         (91,186)
Net income                                     $   268,195

Note 21: Recently Issued Accounting Standards:
     The Company does not offer its employees post-retirement benefits; accordingly, FASB Statement No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pension," will not apply to the Company.

     FASB Statement No. 112, "Employers' Accounting for Post-employment Benefits," was issued in November 1991 and is effective for fiscal years beginning after December 15, 1993.

                                    TABLE 1

Reorganized Consumat Systems, Inc.
(Previously Consumat Systems, Inc. and Subsidiaries -- Debtor in Possession) PLAN OF REORGANIZATION RECOVERY ANALYSIS

                                                                                Recovery
                                         Adjustment
                                            for                         Elimination
                                          Allowed         Allowed       of Debt and     Surviving                   Subordinated
                                           Claims         Claims          Equity           Debt          Cash           Debt
Postpetition
  liabilities            $ 2,244,149                    $ 2,244,149                     $2,244,149
Claim/Interest
  Secured debt               224,977                        224,977                         11,303                    $213,674
  Priority tax claim             547        21,004           21,551                                    $ 21,551
  Other priority
    claims                     3,433                          3,433                                       3,433
  Trade claims                89,357        -6,798           82,559     -$   41,280                      41,279
  Other miscellaneous
    claims                   308,835       630,654          932,691        -613,262                     169,429
                             627,149       644,860        1,265,211        -654,542         11,303      235,692        213,674
Common stockholders        9,903,055                      9,903,055      -9,903,055
Deficit                  -10,490,442                    -10,490,442      10,490,442
                         $ 2,283,911      $644,860      $ 2,921,973     -$   67,155     $2,255,452     $235,692       $213,674

                         Common Stock*            Total Recovery
                         %        Value           $             %
Postpetition
  liabilities                                 $2,244,149      100.00%
Claim/Interest
  Secured debt                                   224,977      100.00%
  Priority tax claim                              21,551      100.00%
  Other priority
    claims                                         3,433      100.00%
  Trade claims                                    41,279       50.00%
  Other miscellaneous
    claims              14.85%   $150,000        319,429       34.25%
                                  150,000        610,669
Common stockholders     49.50%    500,000        500,000
Deficit
                                 $650,000     $3,354,818

                                    TABLE 2

Reorganized Consumat Systems, Inc.
(Previously Consumat Systems, Inc. and Subsidiaries -- Debtor in Possession) BALANCE SHEET
March 12, 1996

                                                                Post                                Exchange         Issuance
                                                 Pre        Confirmation         Debt                  of             of New
                                             Confirmation       Loan           Discharge              Stock           Stock
ASSETS
Current assets:
  Cash and cash equivalents                  $   222,078      $462,055     -$   323,917
  Accounts receivable (net of allowance for
    doubtful accounts of $10,000 -- 1995
    and 1994)                                  1,112,756
Stock subscription                                                                                              $ 17,633
  Inventories                                    173,148
  Prepaid expenses and other                      74,507
      TOTAL CURRENT ASSETS                     1,582,489       462,055         -323,917                     0     17,633
  Property, plant and equipment, at cost,
    net of accumulated depreciation and
    amortization                                 614,418
  Notes receivable from officer                   38,000                        -18,972
  Debt issuance costs, net of accumulated
    amortization                                  56,359        37,945
  Reorganization value in excess of amounts
    allocable to indentifiable assets
                                             $ 2,291,266      $500,000     -$   342,889                         $ 17,633

LIABILITIES AND STOCKHOLDERS' EQUITY
   (DEFICIT)
LIABILITIES
Current liabilities
  Accounts/note payable                           43,846
  Other liabilities                              570,114                        -89,320
  Current portion of indebtedness                 78,424                         82,075                          -21,367
      TOTAL CURRENT LIABILITIES                  692,384                         -7,245                          -21,367
Liabilities subject to compromise                627,149                       -627,149
Indebtedness
  Senior debt                                  1,000,000       500,000
  Long-term debt less current portion                                           131,598
  Capitalized lease obligation less current
    portion                                      559,120

STOCKHOLDERS' EQUITY (DEFICIT)
  Common stock-old                             4,694,097                                           -4,694,097
  Common stock-new                                                              150,000               500,000    360,000
  Capital in excess of par value               5,208,958                                            4,194,097   -321,000
  Retained earnings (deficit)                -10,490,442                          9,907
      TOTAL STOCKHOLDERS' EQUITY (DEFICIT)      -587,387             0          159,907                     0     39,000
                                             $ 2,291,266      $500,000     -$   342,889          $          0   $ 17,633

                                                           Reorganized
                                                Fresh        Balance
                                                Start         Sheet
ASSETS
Current assets:
  Cash and cash equivalents                                $  360,216
  Accounts receivable (net of allowance for
    doubtful accounts of $10,000 -- 1995
    and 1994)                                               1,112,756
Stock subscription                                             17,633
  Inventories                                                 173,148
  Prepaid expenses and other                                   74,507
      TOTAL CURRENT ASSETS                             0    1,738,260
  Property, plant and equipment, at cost,
    net of accumulated depreciation and
    amortization                                              614,418
  Notes receivable from officer                                19,028
  Debt issuance costs, net of accumulated
    amortization                                               94,304
  Reorganization value in excess of amounts
    allocable to indentifiable assets        $ 1,398,480    1,398,480
                                             $ 1,398,480   $3,864,490
LIABILITIES AND STOCKHOLDERS' EQUITY
   (DEFICIT)
LIABILITIES
Current liabilities
  Accounts/note payable                                        43,846
  Other liabilities                                           480,794
  Current portion of indebtedness                             139,132
      TOTAL CURRENT LIABILITIES                               663,772
Liabilities subject to compromise
Indebtedness
  Senior debt                                               1,500,000
  Long-term debt less current portion                         131,598
  Capitalized lease obligation less current
    portion                                                   559,120
STOCKHOLDERS' EQUITY (DEFICIT)
  Common stock-old
  Common stock-new                                          1,010,000
  Capital in excess of par value              -9,082,055
  Retained earnings (deficit)                 10,480,535
      TOTAL STOCKHOLDERS' EQUITY (DEFICIT)     1,398,480    1,010,000
                                             $ 1,398,480   $3,864,490

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors
Reorganized Consumat Systems, Inc.

    We have audited the consolidated financial statements and financial statement schedule of Reorganized Consumat Systems, Inc. (the "Company") (previously Consumat Systems, Inc. and subsidiaries) as of December 31, 1995 and for the years ended December 31, 1995 and 1994. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statements schedules based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    As discussed in Note 3, Reorganized Consumat Systems, Inc.'s plan of reorganization was confirmed on February 28, 1996, and became effective on March 12, 1996. The Company has implemented the guidance as to the accounting for entities emerging from Chapter 11 set forth in Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("Fresh Start Reporting") as of March 12, 1996. The impact of this Fresh Start Reporting is Presented in Note 3. The implementation of Fresh Start Reporting as a result of the Company's emergence from Chapter 11 materially changed the amounts reported in the financial statements of the Company as of and for periods ending subsequent to March 12, 1996. As a result of the reorganization and the implementation of Fresh Start Reporting, assets and liabilities are recorded at fair values and outstanding obligations relating to the claims of creditors have been discharged in exchange for cash, new indebtedness and equity. The accompanying consolidated financial statements as of December 31, 1995 and for the years ended December 31, 1995 and 1994 do not give effect to any adjustments that were made as a result of the Company's reorganization and emergence from Chapter 11.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reorganized Consumat Systems, Inc. as of December 31, 1995, and the consolidated results of their operations and their cash flows for the years ended December 31, 1995 and 1994, respectively, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

Richmond, Virginia
March 27, 1996

CORPORATE DATA

DIRECTORS
Robert L. Massey
Chairman of the Board,
President & Chief Executive Officer
Reorganized Consumat Systems, Inc.

James W. Bohlig
Senior Vice President
Casella Waste Management Systems
Rutland, Vermont

Alexander Y. Hoff
President
Yankee Engineering Company, Inc.
Baltimore, Maryland

Peter T. Socha
Vice President & Chief Credit Officer
Sirrom Capital Corporation
Williamsburg, Virginia

OFFICERS
Robert L. Massey
Chairman, President & Chief Executive Officer
Robert L. Lee
Vice President

Mark E. Hills
Chief Financial Officer

Patricia B. Bradley
Corporate Secretary

LEGAL COUNSEL
LeClair Ryan
Richmond, Virginia

INDEPENDENT ACCOUNTANTS
Parham, P.C.
Richmond, Virginia

TRANSFER AGENT
Chemical Mellon Shareholder Services
Pittsburgh, Pennsylvania

FORM 10-KSB
A COPY OF THE COMPANY'S ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-KSB MAY BE OBTAINED BY SHAREHOLDERS WITHOUT CHARGE BY WRITING TO:
CORPORATE SECRETARY P.O. BOX 9379. RICHMOND, VIRGINIA 23227.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is quoted on the NASDAQ Bulletin Board. The following table shows the high and low bid prices for the Company's old common stock for each quarterly period during the two-year period ended December 31, 1995. Such high and low bid quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                         Bid Price
                             1995                 1994
                      High       Low        High        Low
First Quarter      $  3/8      $   1/4     $ 1/2      $ 3/8
Second Quarter       7/16          1/4       3/8        1/4
Third Quarter        7/16          1/4       1/4        1/4
Fourth Quarter       7/16         3/16       1/4        1/4

     As of December 31, 1995, there were 429 holders of record of common stock. The Company has never paid any dividends on its common stock. There is no expectation that the Company will pay dividends in the foreseeable future.

CONSUMAT SYSTEMS, INC.

P.O. Box 9379
Richmond, Virginia 23227
Corporate Offices & Manufacturing:
Mechanicsville, Virginia, USA
804/746-4120
FAX 804-730-9056

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